Genoil Inc.
One Rockefeller Center, 11th Floor
New York, NY 10020

June 11, 2021

Michael T. Studer CPA P.C.
111 West Sunrise Highway, Second Floor East
Freeport, NY 11520

Gentlemen:

We are providing this letter in connection with your review of the interim financial information of Genoil, Inc. (the" Company") as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 for the purpose of determining whether any material modifications should be made to the interim financial information for it to conform with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation of the interim financial information in conformity with generally accepted accounting principles. We are also responsible for establishing and maintaining effective internal control over financial reporting.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of June 11, 2021, the following representations made to you during your review.

1. The interim financial information referred to above has been prepared and presented in conformity with accounting principles generally accepted in the United States applicable to interim financial information and with the instructions to Form 10-Q and Article 8-03 of Regulation S-X (§ 210.8-03). The interim financial information has been prepared on a basis consistent with prior interim periods and years and includes all disclosures that are necessary and required by applicable laws and regulations.

2. We have designed our internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of interim financial information for external purposes in accordance with generally accepted accounting principles.

3. We have made available to you all:

    a. Financial records and related data, including the names of all related parties and all relationships and transactions with related parties

b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. All significant board and committee actions are included in the summaries.

4. There have been no communications from regulatory agencies regarding noncompliance with, or deficiencies, in financial reporting practices.

5. There are no material transactions that have not been properly recorded in the accounting records underlying the interim financial information

6. We acknowledge our responsibility for the design and implementation of programs and control procedures to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the Company involving:

    a. Management; or
    b. Employees who have significant roles in internal control over financial reporting; or
    c. Others that could have a material effect on the interim financial information

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly accounted for and adequately disclosed in the interim financial information:

    a. Related-party relationships and transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties
    b. Guarantees, whether written or oral, under which the Company is contingently liable.
    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with FASB ASC 275 , *Risks and Uncertainties*. Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

11. There are no:

    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the interim financial information or as a basis for recording a loss contingency.
    b. Unasserted claims or assessments that are probable of assertion and must be disclosed in accordance with FASB ASC 450, *Contingencies*.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by September 30 FASB ASC 450, *Contingencies*.

d. Side agreements, implicit provisions, unstated customary business practices, or other arrangements (either written or oral) that affect the amount or timing of revenue reported in the interim financial information and have not been disclosed to you.

12. The Company has appropriately reconciled its general ledger accounts to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the interim financial information. All intracompany (and intercompany) accounts have been eliminated or appropriately measured and considered for disclosure in the interim financial information.

13. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged other than as disclosed in the financial statements or the notes thereto.

14. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

15. We have identified all accounting estimates that could be material to the financial statements, and we confirm the appropriateness of the methods and the consistency in their application, the accuracy and completeness of data, and the reasonableness of significant assumptions used by the Company in developing the accounting estimates reported in the financial statements.

16. We believe that the effects of any uncorrected misstatements aggregated by you during the current review engagement relating to the interim period(s) of the current year, as summarized in the accompanying schedule, are immaterial, both individually and in the aggregate, to the interim financial information taken as a whole.

17. Note 1 to the financial statements discloses all of the matters of which we are aware that are relevant to the company's ability to continue as a going concern, including significant conditions and events, and management's plans.

18. To the best of our knowledge and belief, except as disclosed in Note 12, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the interim financial information.

Very truly yours,



David Lifschultz
Chief Executive Officer and Chief Financial Officer